BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Financial Statements and Supplementary Schedules

October 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50538

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2024 (MM/DD/YY) AND ENDING 10/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMO NESBITT BURNS SECURITIES LTD.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 First Canadian Place - 100 King Street West
(No. and Street)

Toronto	Ontario, Canada	M5X1A1
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ian Narine	416-359-7329	ian.narine@bmo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

333 Bay Street, Suite 4600	Toronto	ONT	M5H2S5
(Address)	(City)	(State)	(Zip Code)

	85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian Narine, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD., as of 10/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: I. Narine

Title: CFO

John Paul Cook,
Notary Public, Province of Ontario,
limited to the attestation of instruments
and the taking of affidavits,
for the Bank of Montreal and its subsidiaries.
Expires October 27, 2028.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of BMO Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. (the Company) as of October 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2002.

Toronto, Canada
December 18, 2025

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

2025 Annual Financial Statements

BMO Nesbitt Burns Securities Ltd.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

As at October 31		2025
Assets		
Cash	$	2,168,974
Securities owned, at fair value (Note 3)		3,084,019
Receivable from Clearing Broker (Note 7)		2,013,365
Deposit with Financial Industry Regulatory Authority		5,489
Current tax receivable		190,415
Deferred tax asset		33
Other assets		33,075
Total Assets	$	7,495,370
Liabilities		
Payable to affiliates (Note 5)	$	25,059
Accrued compensation and related benefits		321,941
Total Liabilities	$	347,000
Stockholder's Equity		
Common stock, no par value, 100 issued and outstanding		1,000,000
Additional paid-in capital		1,000,000
Retained earnings		5,148,370
Total Stockholder's Equity		7,148,370
Total Liabilities and Stockholder's Equity	$	7,495,370

See accompanying notes to financial statements.

BMO Nesbitt Burns Securities Ltd.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Operations

For the year ended October 31		2025
Revenues		
Investment advisory fee income	$	8,216,049
Securities commissions		976,783
Other income		801,104
		9,993,936
Expenses		
Employee compensation and benefits		3,946,384
Intercompany services (Note 5)		1,937,827
Technology and communications		874,085
Brokerage and clearing fees		827,134
Regulatory fees		237,616
Other		235,131
		8,058,177
Income before income tax expense		1,935,759
Income tax expense (Note 4)		511,394
Net Income	$	1,424,365

See accompanying notes to financial statements.

BMO Nesbitt Burns Securities Ltd.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Changes in Stockholder's Equity

As at October 31								2025
		Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Retained Earnings								
Balance at beginning of year		1,000,000		1,000,000		3,724,005		5,724,005
Net income		–		–		1,424,365		1,424,365
Balance at End of Year	$	1,000,000	$	1,000,000	$	5,148,370	$	7,148,370

See accompanying notes to financial statements.

BMO Nesbitt Burns Securities Ltd.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Cash Flows

For the year ended October 31		2025
Cash Flows from operating activities		
Net income	$	1,424,365
Adjustments to reconcile net income to net cash used by operating activities		
Increase to current tax asset		(170,821)
Decrease (increase) in operating assets:		
Securities owned, at fair value (Note 3)		493,649
Receivable from Clearing broker		(315,544)
Receivable from affiliates		1,496
Deposit with Financial Industry Regulatory Authority		(1,617)
Other assets		(768)
Increase (decrease) in operating liabilities:		
Payable to affiliates, net		25,059
Accrued compensation and related benefits		65,178
Current tax payable		(143,949)
Net cash provided by operating activities	$	1,377,048
Net increase in cash		1,377,048
Cash at beginning of year	$	791,926
Cash at end of year	$	2,168,974
Supplemental disclosure for cash flow information		
Cash paid during the year for income taxes, net	$	820,967

See accompanying notes to financial statements.

1. Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the Company) was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary source of revenue is investment advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the Clearing Broker). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the Parent), a Canadian-owned investment dealer. The Parent is wholly-owned by Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal (the Bank). The Parent is a member of the Canadian Investment Regulatory Organization and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumption that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant assets and liabilities for which we must make estimates and judgments include the financial instruments measured at fair value and income taxes and deferred tax assets. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The economic outlook is subject to several risks that could lead to a less favourable outcome for North America. The most immediate threats stem from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the United States-Mexico-Canada Agreement is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., rather than a small fraction, likely leading to a recession in Canada. Other risks include an escalation of the Russia-Ukraine war or renewed conflict in the Middle East. Substantial business pending on AI is providing crucial support to the economy, but also presents new risks for workers. While AI has not yet led to material job losses. It could increasingly influence hiring decisions and cause dramatic shifts in workforce composition, requiring unemployed individuals to learn new skills. The impacts on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, and regulatory capital, as well as the impacts on our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2025.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchange rates in effect at the statement of financial condition date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e) Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the effective interest method over the terms to maturity of the securities.

(f) Income Taxes

FASB ASC Topic 740, Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

(g) Securities Transactions

Securities transactions are recorded on a trade-date basis.

(h) Recognition of Revenue

Except as otherwise disclosed in the financial statements, revenue is recognized on an accrual basis.

(1) Investment advisory fee income

Investment advisory fee income is composed of asset management fees charged to client accounts and is recognized when earned.

(2) Securities commission

Securities commissions are charged to client securities accounts for transaction-based brokerage services such as exchange listed equity securities and fixed income products. Revenues are recognized on trade date.

(3) Other income

Other income is composed primarily of interest income and unrealized gains/losses earned on investment in U.S. Treasury Bills and client margin loan interest income. Revenue is recognized when earned.

(i) Recently adopted accounting standards

The FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" in November 2023. This ASU enhances segment disclosure requirements for all entities, including broker-dealers, primarily through additional disclosures about a reportable segment's significant expenses and other segment items. Such disclosures are now required even if the entity has a single reportable segment. The Company adopted this ASU on November 1, 2024. The adoption of this guidance did not impact the Company's financial position or results of operations. The disclosures required by this ASU are contained in Note 10.

(j) Recently issued accounting standards

The FASB issued ASU 2023 -09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", in December 2023. The guidance in this standard requires that public business entities on an annual basis.

(1) disclose specific categories in the rate reconciliation and

(2) provide additional information for reconciling items that meet a quantitative threshold. The amendments in this update also require that all entities disclose on an annual basis the following information about income taxes paid:

- the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes.

- the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received).

For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. The Company is evaluating this standard.

The FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220-40): Disaggregation of Income Statement Expense," in November 2024. This ASU requires public business entities to provide more detailed information about certain expenses in the notes to the financial statements. Entities will be required to disaggregate income statement line items that include employee compensation, depreciation, and certain other expenses. This ASU is effective for annual periods beginning after December 15, 2026 and is applied prospectively. The Company is evaluating the required additional disclosures.

These financial statements and schedules should be deemed confidential pursuant to
subparagraph (e) (3) Rule of 17a-5 of the Securities and Exchange Commission

7

3. Fair Value Measurements

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Significant Transfers

Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions.

As of October 31, 2025, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

						2025
	Level 1		Level 2			Level 3
Securities owned, at fair value	$	—	$	3,084,019	$	–
	$	–	$	3,084,019	$	–

During the year there were no transfers between the various fair value hierarchy levels of securities owned, at fair value.

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from Clearing Broker, receivable from affiliates, other assets and accrued compensation and related benefits are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

4. Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

The current and deferred portions of the income tax expense included in the Statement of Operations for the year ended October 31, 2025 are as follows:

For the year ended October 31						2025
	Current		Deferred			Total
Federal	$	290,235	$	–	$	290,235
Provincial		221,159		–		221,159
	$	511,394	$	–	$	511,394

Deferred income taxes are generated from temporary differences relating to the amortization of capital assets, which are fully amortized for accounting purposes.

These financial statements and schedules should be deemed confidential pursuant to
subparagraph (e) (3) Rule of 17a-5 of the Securities and Exchange Commission

8

A reconciliation of the differences between the expected income tax expense on income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

For the year ended October 31			2025	
Expected income tax expense at Canadian combined federal and provincial tax rate	$	511,621	26.43	%
Tax related to previous years		(227)	(0.01)	%
Income tax expense	**$**	**511,394**	**26.42**	**%**

5. Related-Party Transactions

(a) Statement of Financial Condition

The Company maintains cash balances at the Bank. As of October 31, 2025, the cash balance was $968,974. The Company incurred $58 of bank related service costs during the year.

Payables to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2025, the balance was $25,059.

(b) Statement of Operations - Revenue

The Company earns interest generated on cash held at the Bank. For the year ended October 31, 2025, the Company earned $17,212 in interest income.

(c) Statement of Operations - Expenses

The following table summarized the intercompany service expense included in the Statement of Operations:

For the year ended October 31		2025
Intercompany services:		
Shared service expense	$	30,089
Compliance and business oversight		785,030
Support and compliance service expenses		1,122,708
	$	1,937,827

The Company reimbursed the Bank for external audit services paid by the Bank on behalf of the Company. For the year ended October 31, 2025, the Company incurred $30,089 in audit expenses.

The Company entered into an agreement with its Parent to receive compliance oversight services, which consisted of employees overseeing the Company's compliance activities, FINRA and SEC related matters. Business and management oversight were also provided along with board representation. For the year ended October 31, 2025, the Company incurred $785,030 in salary expenses.

The Company entered into an agreement with BMO Bank National Association, an entity under common control, to receive various back-office support relating to marketing, communications, enterprise risk and portfolio management, finance, tax, legal, anti-money laundering support services and compliance. For the year ended October 31, 2025, the Company incurred $1,122,708 in intercompany support and compliance service expenses.

6. Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

7. Receivable from Clearing Broker

Amounts receivable from the Clearing Broker at October 31, 2025, consist of the following:

As at October 31		2025
Fees and commissions receivable	$	1,913,365
Deposit with Clearing Broker		100,000
	$	2,013,365

8. Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2025, $100,000 of cash was deposited with the Clearing Broker.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2025, the Company's net capital of $6,643,042 was in excess of the minimum requirement by $6,393,042.

10. Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which includes investment advisory and brokerage services provided to clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 0.2% of its total revenues from related parties under common control during the year ended October 31, 2025, as further described in Note 5. The segment results are reflected in the Financial Statements reported herein.

11. Subsequent Events

The Company performed an evaluation of subsequent events through December 18, 2025, which was the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2025.

These financial statements and schedules should be deemed confidential pursuant to
subparagraph (e) (3) Rule of 17a-5 of the Securities and Exchange Commission

10

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the year ended October 31		2025
Net Capital:		
Total stockholder's equity	$	7,148,370
Deductions and/or charges:		
Non allowable assets		
Other assets		33,075
Deposit with Financial Industry Regulatory Authority		5,489
Current tax asset		190,415
Deferred tax asset		33
Cash balance reported as receivable from affiliate		276,316
Total Deductions		505,328
Net capital before haircuts on securities	$	6,643,042
Net capital	$	6,643,042
Alternative net capital requirements		250,000
Excess net capital	$	6,393,042
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net capital requirements		6,343,042

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of October 31, 2025, filed by the Company on Form X-17A-5 with FINRA on November 17, 2025.

See accompanying notes to financial statements.

Schedule II - Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from computing the reserve requirements under Rule 15c3-3 paragraph (k)(2)(ii) of the Securities and Exchange Commission.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from including information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of BMO Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd., (the Company) as of October 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2002.

Toronto, Canada
December 18, 2025

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

BMO Nesbitt Burns Securities Ltd.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

As at October 31		2025
Assets		
Cash	$	2,168,974
Securities owned, at fair value (Note 3)		3,084,019
Receivable from Clearing Broker (Note 7)		2,013,365
Deposit with Financial Industry Regulatory Authority		5,489
Current tax receivable		190,415
Deferred tax asset		33
Other assets		33,075
Total Assets	$	7,495,370
Liabilities		
Payable to affiliates (Note 5)	$	25,059
Accrued compensation and related benefits		321,941
Total Liabilities	$	347,000
Stockholder's Equity		
Common stock, no par value, 100 issued and outstanding		1,000,000
Additional paid-in capital		1,000,000
Retained earnings		5,148,370
Total Stockholder's Equity		7,148,370
Total Liabilities and Stockholder's Equity	$	7,495,370

See accompanying notes to financial statements.

1. Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the Company) was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary source of revenue is investment advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the Clearing Broker). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

    The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the Parent), a Canadian-owned investment dealer. The Parent is wholly-owned by Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal (the Bank). The Parent is a member of the Canadian Investment Regulatory Organization and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

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2. Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumption that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant assets and liabilities for which we must make estimates and judgments include the financial instruments measured at fair value and income taxes and deferred tax assets. If actual results were to differ from the estimates, the impact would be recorded in future periods.

    The economic outlook is subject to several risks that could lead to a less favourable outcome for North America. The most immediate threats stem from a possible escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the United States-Mexico-Canada Agreement is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., rather than a small fraction, likely leading to a recession in Canada. Other risks include an escalation of the Russia-Ukraine war or renewed conflict in the Middle East. Substantial business pending on AI is providing crucial support to the economy, but also presents new risks for workers. While AI has not yet led to material job losses. It could increasingly influence hiring decisions and cause dramatic shifts in workforce composition, requiring unemployed individuals to learn new skills. The impacts on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, and regulatory capital, as well as the impacts on our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2025.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchange rates in effect at the statement of financial condition date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e) Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the effective interest method over the terms to maturity of the securities.

(f) Income Taxes

FASB ASC Topic 740, Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

(g) Securities Transactions

Securities transactions are recorded on a trade-date basis.

(h) Recently adopted accounting standards

The FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" in November 2023. This ASU enhances segment disclosure requirements for all entities, including broker-dealers, primarily through additional disclosures about a reportable segment's significant expenses and other segment items. Such disclosures are now required even if the entity has a single reportable segment. The Company adopted this ASU on November 1, 2024. The adoption of this guidance did not impact the Company's financial position or results of operations. The disclosures required by this ASU are contained in Note 10.

(i) Recently issued accounting standards

The FASB issued ASU 2023 -09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", in December 2023. The guidance in this standard requires that public business entities on an annual basis.

(1) disclose specific categories in the rate reconciliation and

(2) provide additional information for reconciling items that meet a quantitative threshold. The amendments in this update also require that all entities disclose on an annual basis the following information about income taxes paid:

- the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes.

- the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received).

For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. The Company is evaluating this standard.

The FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220-40): Disaggregation of Income Statement Expense," in November 2024. This ASU requires public business entities to provide more detailed information about certain expenses in the notes to the financial statements. Entities will be required to disaggregate income statement line items that include employee compensation, depreciation, and certain other expenses. This ASU is effective for annual periods beginning after December 15, 2026 and is applied prospectively. The Company is evaluating the required additional disclosures.

3. Fair Value Measurements

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Significant Transfers

Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions.

As of October 31, 2025, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

			2025
	Level 1	Level 2	Level 3
Securities owned, at fair value	$ —	$ 3,084,019	$ –
	$ –	$ 3,084,019	$ –

During the year there were no transfers between the various fair value hierarchy levels of securities owned, at fair value.

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from Clearing Broker, receivable from affiliates, other assets and accrued compensation and related benefits are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

4. Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

5. Related-Party Transactions

(a) Statement of Financial Condition

The Company maintains cash balances at the Bank. As of October 31, 2025, the cash balance was $968,974. The Company incurred $58 of bank related service costs during the year.

Payables to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2025, the balance was $25,059.

6. Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

7. Receivable from Clearing Broker

Amounts receivable from the Clearing Broker at October 31, 2025, consist of the following:

As at October 31		2025
Fees and commissions receivable	$	1,913,365
Deposit with Clearing Broker		100,000
	$	2,013,365

8. Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2025, $100,000 of cash was deposited with the Clearing Broker.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2025, the Company's net capital of $6,643,042 was in excess of the minimum requirement by $6,393,042.

10. Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which includes investment advisory and brokerage services provided to clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 0.2% of its total revenues from related parties under common control during the year ended October 31, 2025, as further described in Note 5. The segment results are reflected in the Financial Statements reported herein.

11. Subsequent Events

The Company performed an evaluation of subsequent events through December 18, 2025, which was the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2025.